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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trina Solar Limited
(Name of Issuer)
Ordinary Shares/American Depositary Shares
(Title of Class of Securities)
G90565 10 5 (Ordinary Shares)/ 89628E 10 4 (American Depositary Shares)
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G90565 10 5/ 89628E 10 4

1	NAMES OF REPORTING PERSONS Jifan Gao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		247,431,283 ordinary shares (including 4,844,200 ordinary shares beneficially owned by Ms. Chunyan Wu, the spouse of Mr. Jifan Gao, which are expressly disclaimed by Mr. Jifan Gao)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		247,431,283 ordinary shares (including 4,844,200 ordinary shares beneficially owned by Ms. Chunyan Wu, the spouse of Mr. Jifan Gao, which are expressly disclaimed by Mr. Jifan Gao)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,431,283 ordinary shares (including 4,844,200 ordinary shares beneficially owned by Ms. Chunyan Wu, the spouse of Mr. Jifan Gao, which are expressly disclaimed by Mr. Jifan Gao)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	G90565 10 5/ 89628E 10 4

1	NAMES OF REPORTING PERSONS Wonder World Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		242,587,083 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		242,587,083 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

242,587,083 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	G90565 10 5/ 89628E 10 4
ITEM 1(a). NAME OF ISSUER:
Trina Solar Limited (“Trina Solar”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Mr. Jifan Gao
Wonder World Limited
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of Mr. Jifan Gao is c/o Trina Solar Limited, No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
The business address of Wonder World Limited is c/o Merrill Lynch Bank and Trust Company (Cayman) Limited, PO Box 1164GT, 4th Floor Harbour Centre, North Church Street, Grand Cayman KY1-1104, Cayman Islands.
ITEM 2(c) CITIZENSHIP:
Mr. Jifan Gao is a citizen of the People’s Republic of China.
The place of organization of Wonder World Limited is the Cayman Islands.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary shares, par value $0.00001 per share
American Depositary Shares, each representing 100 ordinary shares
ITEM 2(e). CUSIP NUMBER:
G90565 10 5 (ordinary shares)
89628E 10 4 (American Depositary Shares)
ITEM 3. Not Applicable

CUSIP No.	G90565 10 5/ 89628E 10 4
ITEM 4. OWNERSHIP:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Mr. Jifan Gao	247,431,283 ordinary shares*	8.4%	247,431,283 ordinary shares*	0	247,431,283 ordinary shares*	0
Wonder World Limited	242,587,083 ordinary shares	8.2%	242,587,083 ordinary shares	0	242,587,083 ordinary shares	0

*	Includes 4,844,200 ordinary shares beneficially owned by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao.
As of December 31, 2008, Wonder World Limited was the record owner of 242,587,083 ordinary shares of Trina Solar. Wonder World Limited is wholly owned by The Gao Trust. The management committee of The Gao Trust consists of Mr. Jifan Gao. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act” ), Mr. Jifan Gao may be deemed to beneficially own all of the shares held by Wonder World Limited. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited, and the trustee should not be deemed a beneficial owner of the shares in Trina Solar under Section 13(d) of the Exchange Act.
As of December 31, 2008, Ms. Chunyan Wu, the spouse of Mr. Jifan Gao, was the beneficial owner of 4,844,200 ordinary shares, including 30,900 American Depositary Shares, representing 3,090,000 ordinary shares, held through Jewel Springs Limited, a company wholly owned by The Grace Wu Trust, of which Ms. Chunyan Wu is on the management committee. As of December 31, 2008, Ms. Chunyan Wu held 1,754,200 ordinary shares from restricted shares that were vested. Mr. Jifan Gao disclaims the beneficial ownership of the shares of Trina Solar beneficially owned by Ms. Chunyan Wu.
In April 2008, Mr. Jifan Gao was granted certain share options. Since Mr. Jifan Gao’s share options will not vest within 60 days of December 31,2008, his ownership of such share options has not been included in this report.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

CUSIP No.	G90565 10 5/ 89628E 10 4
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10. CERTIFICATION:
Not applicable

CUSIP No.	G90565 10 5/ 89628E 10 4
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2009

Jifan Gao	/s/ Jifan Gao
Jifan Gao

Wonder World Limited	By:	/s/ Gwen Dodge /s/ Peter Talavera
		Name:	Gwen Dodge/Peter Talavera
		Title:	Authorized Signatories for and on behalf of Fiduciary Services Limited as sole director of Wonder World Limited

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement